Exhibit 99.2

JEFFS’ BRANDS LTD

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Viki Hakmon, the Company’s Chief Executive Officer, and Mr. Ronen Zalayet, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, no par value, of Jeffs’ Brands Ltd (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at Company’s offices, 7 Mezada Street, Bnei Brak 5126112, Israel, on July 16, 2024, at 5 p.m. (Israel time) (10AM Eastern time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSAL 2 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL NO. 2, PLEASE NOTIFY RONEN ZALAYET, THE COMPANY’S CHIEF FINANCIAL OFFICER, AT C/O JEFFS’ BRANDS LTD, 7 MEZADA STREET, BNEI BRAK 5126112, ISRAEL, TELEPHONE +972-3-771-3520, OR EMAIL RONEN@JEFFSBRANDS.COM.

PLEASE SEE THE COMPANY’S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN “INTERESTED SHAREHOLDER”.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXYIS MAILED IN THE UNITED STATES.

Continued and to be signed on reverse side

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

JEFFS’ BRANDS LTD

TO BE HELD ON JULY 16, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		For	Against	Abstain
1a.	The re-election of Mr. Liron Carmel as a Class II director of the Company to hold office until the close of the annual general meeting to be held in 2027, or his earlier resignation or removal, as applicable.	☐	☐	☐
1b.	The re-election of Mr. Eliyahu Yoresh as a Class II director of the Company to hold office until the close of the annual general meeting to be held in 2027, or his earlier resignation or removal, as applicable.	☐	☐	☐
2.

The approval of a new Compensation Policy for the Company’s Executive Officers and Directors as described in the Proxy Statement.

Please note: By voting, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 2).

		☐	☐	☐
3.	The approval of the amendment to the articles of association of the Company as described in the Proxy Statement.	☐	☐	☐
4.	The approval of the amendment to the employment terms of Mr. Oz Adler, the chairperson of our Board of Directors, as described in the Proxy Statement.	☐	☐	☐
5.	The approval of the amendment to the employment terms of Mr. Viki Hakmon, the Company’s Chief Executive Officer (and a member of the Board of Directors), as described in the Proxy Statement.	☐	☐	☐
6.	The approval of a reverse split of the Company’s issued and outstanding ordinary shares at a ratio between 1:2 and 1:22 as determined by the Board of Directors.	☐	☐	☐
7.	The approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ended December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.	☐	☐	☐

In their discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.